Filed by Patterson-UTI Energy, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NexTier Oilfield Solutions Inc.

Commission File No. 1-37988

The following is a transcript of a conference call which occurred on July 5, 2023:

Operator

Good morning. My name is Rob, and I’ll be your conference operator today. At this time, I would like to welcome everyone to the Patterson-UTI Energy Conference Call to discuss the agreement to acquire Ulterra Drilling Technologies. (Operator Instructions) Mike Drickamer, Vice President, Investor Relations. You may begin your conference.

James Michael Drickamer—Patterson-UTI Energy, Inc.—VP of IR

Thank you, Rob. Good morning. And on behalf of Patterson-UTI Energy, I’d like to welcome you to today’s conference call to discuss the acquisition of Ulterra Drilling Technologies. Participating in today’s call will be Andy Hendricks, Chief Executive Officer; Andy Smith, Chief Financial Officer; and Mike Holcomb, Chief Operating Officer. Our remarks that follow, including answers to your questions, contain statements that we believe to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act.

These forward-looking statements are subject to risks and uncertainties that could cause actual results to materially differ from those expressed or implied by such forward-looking statements. These risks include, among others, matters that we described in our press release announcing this transaction and our SEC filings. We disclaim any obligation to update these forward-looking statements. And now it’s my pleasure to turn the call over to Andy Hendricks for some opening remarks. Andy?

William Andrew Hendricks—Patterson-UTI Energy, Inc.—President, CEO & Director

Thanks, Mike. Good morning, and thank you for joining us today to discuss our acquisition of Ulterra Drilling Technologies, a leading provider of specialized drill bit solutions. Mike Holcomb and I will discuss some of the key highlights for this acquisition, and then Andy Smith will discuss the terms of the transaction in a bit more detail.

Let me just start by saying how excited we are to announce this acquisition. Ulterra is a high-quality company that we know well, and we’ve had our eyes on it for years. Ulterra designs, manufactures, sells and rents polycrystalline diamond compact drill bits, also known as PDC drill bits. They are the market leader for PDC Bits in North America and have a global footprint with a strong potential for growth in the Middle East and other international markets.

Their experienced engineering and manufacturing teams, along with their customer focus have made them a leader in Drill Bit Technology Innovation. The addition of Ulterra to our drilling offering and our recent announcement to merge with NexTier Oilfield Solutions advances our strategy to enhance our positions in both drilling and completions. Areas where Patterson-UTI has a strong 45-year history of operations and innovation.

For Patterson-UTI, this transaction strengthens our position as a leading provider of drilling services in the U.S. It also broadens our geographic footprint, providing strong relationships with key international customers, especially in the Middle East. And it expands our data portfolio, providing what we believe to be the broadest set of drilling and completions data across the entire U.S. With that, I’ll now turn the call over to Mike Holcomb.

James Michael Holcomb—Patterson-UTI Energy, Inc. – COO

Thanks, Andy. First, I’d like to say how excited we are for the great team at Ulterra to be joining our team at Patterson-UTI. In North America, Ulterra is the leading provider of PDC drill bits in both the U.S. and Canada. A recent market report from Kimberlite, names Ulterra as the market leader in PDC bits in both the U.S. with the best overall value and the highest customer loyalty.

Ulterra designs and manufacture its drill bits and then rents them directly to E&P companies to drill wells. After the bits are used, they are returned to Ulterra to be refurbished before being sent out to the next well. This new product line for us is complementary to both contract drilling and our directional drilling businesses and increases our ability to serve our customers. We believe that the addition of the leading provider of PDC drill bits in the U.S. enhances our market-leading positions in contract drilling and directional drilling. And what will be a market-leading position in pressure pumping once we complete our planned merger with NexTier.

Internationally, Ulterra’s global footprint and strong relationships with key customers improves our opportunities for international growth and diversification. Ulterra has levered their reputation for innovation and service quality to grow throughout the Middle East, Latin America and Asia, and their global footprint now covers more than 30 countries. Ulterra’s international revenue outside of North America represents a significant growth opportunity. For example, in Saudi Arabia, they continue to improve their competitive positions with increased Saudization targets and are in the process of completing a new state-of-the-art manufacturing facility at the King Salman Energy Park is planned to open in 2025.

The final key aspect of this transaction is data. Data is becoming increasingly valuable all around us and the oilfield is no exception. As a market leader, Ulterra’s bit sales engineers collect data on bit runs from the vast majority of rigs in the U.S. With this transaction, we will be able to add Ulterra’s bit data through our real-time drilling and completion data, giving us what we believe to be the broadest set of drilling and completions data in the U.S.

Ulterra utilizes their proprietary bid hub data analysis platform to help manage their supply chain and inventory. And they’ve done a great job leveraging their drill bit data to constantly innovate their bid designs to help customers choose which drill bit design can help optimize performance in their application. Ulterra’s bit hub platform is complementary to our PTEN plus platform and the addition of Drill bit data to our real-time drilling and completions data will drive further insights to performance. And in the near future, we will be able to perform analytics across this data to help improve our customers’ operational efficiency and well productivity.

For full year 2023, we expect Ulterra to generate between $160 million and $180 million of EBITDA. We also expect to begin generating revenue synergies within the first year with acquisition. With that, I will now turn the call over to Andy Smith, who will review the terms of the transaction in more detail.

C. Andrew Smith—Patterson-UTI Energy, Inc.—Executive VP & CFO

Thanks, Mike. Under the terms of the transaction, we plan to acquire Ulterra for $370 million of cash and 34.9 million shares of Patterson-UTI common stock. The cash consideration paid for the seller will be primarily used to repay the outstanding debt at Ulterra, and as such, we will not assume any debt of Ulterra. We plan to fund the cash consideration for this transaction using a combination of our cash on hand, our revolving line of credit. We expect this transaction will close in the third quarter, subject to customary closing conditions and receipt of required regulatory approvals, including the expiration or termination of the waiting period under the Hart-Scott-Rodino. With that, I’ll now turn the call back to Andy Hendricks.

William Andrew Hendricks—Patterson-UTI Energy, Inc.—President, CEO & Director

Thanks, Andy. To summarize, this transaction is complementary to our contract drilling and directional drilling businesses. We believe adding the leading provider of PDC drill bits in the U.S. improves our ability to help our customers optimize their drilling efficiency and productivity while creating long-term value for our shareholders.

Ulterra’s international growth through increasing market penetration provides strong relationships with key international customers, supporting our own opportunities for international growth and diversification. We believe the enhanced ability to serve our customers through this transaction will create significant value for our shareholders and that our enhanced drilling portfolio will make Patterson-UTI and even more attractive investment platform.

Lastly, I would like to thank the hard-working dedicated employees in both Patterson-UTI and Ulterra, and I would like to recognize the employees of Ulterra for creating such an attractive company that is respected for their focus on innovation and customer service. I look forward to welcoming the Ulterra employees to the Patterson-UTI family.

Rob, we’d like to now open the call for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And your first question comes from the line of Jim Rollyson from Raymond James.

James Michael Rollyson—Raymond James & Associates, Inc., Research Division—Director of Oilfield Services

Continuing the firework from last night, I see. Andy, this kind of is interesting, like on Slide 13, you guys referenced, obviously, the data collection and usage from both Patterson, NexTier and now Ulterra. I’m curious how you think about the evolution of that? Like how easy is it to integrate these 3 databases you have and continue to collect the data. And I guess more importantly, how long of a time frame can we think about when using that to become a revenue generator to maybe enhance well designs, et cetera, based on all the data you now collect — that’s kind of an interesting angle for this.

William Andrew Hendricks—Patterson-UTI Energy, Inc.—President, CEO & Director

Yes. I’ll first start by saying I’m not a data scientist. We do have data scientists on our team, and they can probably answer this question better than me. But in the data world today, you don’t necessarily have to fully integrate databases and data systems to be able to use data out of all those systems. We do it today. We have data analytics systems that can pull data from various databases without having to integrate the databases. So I don’t necessarily see an integration of database as the hurdle and we are excited about the potential for what we can do with all this data, how we can use this data. Our machines produce a lot of data at the well sites when we’re running operations. And we can use this data across the full spectrum now to help our customers improve their efficiencies and eventually well productivity.

James Michael Rollyson—Raymond James & Associates, Inc., Research Division—Director of Oilfield Services

Okay. And then just as a follow-up, when I think about the — you mentioned a couple of different spots. The EBITDA for this year is $160 million to $180 million. I think in one of the early slides it mentioned, it’s been up 30% over the past 4 years as we think just about Ulterra to start with and kind of the growth rate trajectory over the next few years, it sounds like the Saudi facility that opens in 2025 is going to be a pretty big deal, but maybe help frame up how you think about the growth trajectory for the next 2, 3 years, whatever, for Ulterra and then how the combination of Patterson and Ulterra might actually enhance that?

William Andrew Hendricks—Patterson-UTI Energy, Inc.—President, CEO & Director

Ulterra has got a great history of growth, not just over the last few years, but long term and what they’ve done to become the leader in both U.S. and Canada is really incredible. We think that working with our teams together between our team and the Ulterra team, we can even enhance our position a little bit more in the U.S markets but really excited about their potential for growth, international and not just onshore, but offshore as well. And those are areas where they’ve started to make inroads. But as we put out in some of the data, that’s only about 20% of their business today. And so that for us, we still see as a significant upside. And they have the teams in place to be able to manage that and to be able to attack those growth markets. Mentioning the Saudi facility, it’s plan to be complete in ‘25, but they’re already working in Saudi and selling drill bits there. This will just enhance their position in Saudi with Aramco. Mike, do you want to add anything on that?

James Michael Holcomb—Patterson-UTI Energy, Inc. – COO

No, I think they’ve been very innovative with their designs. I agree with Andy. I think the international opportunity is probably where you’ll see the majority of the growth come from.

James Michael Rollyson—Raymond James & Associates, Inc., Research Division—Director of Oilfield Services

And is there any rig opportunities that tie into this longer term, given the relationships that they have in Saudi, for example?

William Andrew Hendricks—Patterson-UTI Energy, Inc.—President, CEO & Director

Well, we have some relationships in Saudi as well, but there’s no question that this will further enhance our relationships in various markets where we don’t work today, and we’ll see how that works out going forward.

Operator

Your next question comes from the line of Keith MacKey from RBC Capital Markets.

Keith MacKey—RBC Capital Markets, Research Division – Analyst

Please talk a little bit about potential revenue synergies between Ulterra and Patterson. Can you just detail a little bit more about what those are? And any potential numbers you could give around that would be helpful as well.

William Andrew Hendricks—Patterson-UTI Energy, Inc.—President, CEO & Director

So I don’t want to go into any particular numbers, but I will say that we do see some revenue synergy potential in the U.S. While they are the leading provider of drill bits already, there are a few basins where they may be able to do a little bit more. And we’ve got some good strong customer relationships in some of those places as well with our broad customer base. And I think that working together, we can enhance some of that. So that’s really kind of the focus for the U.S. market. But like Mike said earlier, the majority of the growth is really going to be on the international side.

Keith MacKey—RBC Capital Markets, Research Division – Analyst

Got it. Makes sense. And how should we be thinking about Patterson’s total capital spend for 2023 now? You’ve got a $5 million, $10 million guidance out there. Should we be modeling something much different from that given this will close in the third quarter you think?

C. Andrew Smith—Patterson-UTI Energy, Inc.—Executive VP & CFO

Yes. Keith, this is Andy Smith. We’ll give more guidance certainly as we kind of progress through to closing. But you can imagine sort of on there. If you look at sort of that number for the full year of 2023 being a $160 million to $180 million of EBITDA. They’re probably not associated with the CapEx requirement for them. And remember that they sort of — they rent these drill bits. So there’s a kind of a constant maintenance capital requirement here. That sort of equates to about a $60 million to $80 million type capital number. So if that gives you any kind of an indication kind of go forward based on when you expect us to close what our additional capital would look like.

Operator

And your next question comes from the line of Stephen Gengaro from Stifel.

Stephen David Gengaro—Stifel, Nicolaus & Company, Incorporated, Research Division—MD & Senior Analyst

Can you talk about the — kind of what the balance sheet ultimately looks like pro forma for this deal and next? And how you think about leverage and the ability to return capital?

C. Andrew Smith—Patterson-UTI Energy, Inc.—Executive VP & CFO

Yes. So if you look at where we stood at the end of the first quarter, we had a number of the $150 million or so of cash on the balance sheet — $600 million untapped revolver. We will use cash, both on the balance sheet as well as some revolver capacity on this deal, probably looking at net debt kind of in the $200 million to $225 million range. And then net debt coming over for the NexTier deal, probably somewhere also in that $200 million range. So you’re looking at probably adding between those 2 deals, somewhere in the neighborhood of $400 million to $450 million of debt to the balance sheet. And how we look at that long term, we will — as we close these transactions, we’ll look at our options in terms of financing that maybe on something more of a long-term basis rather than just using the ability to do it under the revolver.

Stephen David Gengaro—Stifel, Nicolaus & Company, Incorporated, Research Division—MD & Senior Analyst

Okay. That helps. And then just one other quick one for me. The — just remind us — the main buyers of the drill bits and how that sort of plays into sort of the customers who are buying drill bits? And any concern over people buying drill bits from you guys given your rig ownership?

James Michael Holcomb—Patterson-UTI Energy, Inc. – COO

No, I think the customers are very much — there’s some overlap there. Obviously, Ulterra has a very broad customer base. They basically work for everyone that’s drilling in the U.S. and Canada and then obviously, you’re gaining market share internationally. And so I’d say their customer base is probably broader than what we would see at Patterson. I think there’s some potential opportunities. I think both companies are very strong when it comes to managing customer relationships. So I think potentially drilling — our directional drilling company and Ulterra could benefit from some of those relationships. I don’t have any concerns with customers having concerns that we have other businesses along with bits.

Operator

Your next question comes from the line of Derek Podhaizer from Barclays.

Derek John Podhaizer—Barclays Bank PLC, Research Division—Equity Research Analyst

Can you maybe go into some of the details around what we can expect as far as like a margin profile from Ulterra margins, capital intensity, their free cash flow pro, just a little more detail around what they’re generating right now where you think margins can go over the next few years?

C. Andrew Smith—Patterson-UTI Energy, Inc.—Executive VP & CFO

Yes. So kind of on a — if you look at it kind of on an EBITDA margin they’re running about, call it, again, because it’s kind of a rental model. They run somewhere in the neighborhood of sort of 55% to 60% at that level. And again, like I talked about the CapEx earlier, it’s pretty high CapEx requirement in this business because you’re constantly reloading your rental fleet. But again, if you look at that sort of $160 million to $180 million, again, that kind of equates to something in the $350 million to $400 million type revenue number with a capital requirement of sort of that $60 million to $80 million annually.

Derek John Podhaizer—Barclays Bank PLC, Research Division—Equity Research Analyst

Got it. Okay. That’s helpful. And just a follow-up. So I know there’s some open litigation going on as far as the leaching process from NOV with the PDC Drill Bits. Just curious where Ulterra stands with that if they’re paying the royalty, if that provides any sort of uplift to your free cash flow profile over the next couple of years? Just any updates around that you can provide us that you’ve got from Ulterra.

William Andrew Hendricks—Patterson-UTI Energy, Inc.—President, CEO & Director

Yes. First off, we’re fully aware of that. And I’ve been around drill bits for a long time and remember when the leaching process first started. We went into these negotiations, fully understanding where it is and we took that into account in our valuation and in the process. But I think it’s best right now if we don’t comment on any of that.

Operator

And your next question comes from the line of Saurabh Pant from Bank of America.

Saurabh Pant—BofA Securities, Research Division – VP

Andy, maybe I think you and Mike both talked about the growth opportunity over the next few years perhaps coming more from international than North America because Ulterra is already the leader in North America, like you said, right? But can you compare and contrast the 2 markets, North America and international from a service perspective? And like you said, the North America market is primarily a rental model. But if I’m not mistaken, the international market is more of an outright sale model. So if you can compare and contrast the 2 markets and just help us think about the potential growth runway.

William Andrew Hendricks—Patterson-UTI Energy, Inc.—President, CEO & Director

Well, I think that the U.S. market is going to stay strong as it is today. And so we’re certainly excited about the amount of business that they’re doing. And like as we talked about earlier, we think there’s potential for us with the 2 teams working together to even enhance their position in a few of the basins in the U.S. But the international has more growth. We’re still going to see rig count growth in Middle East. We’re going to see rig count growth offshore. And I think Ulterra is going to have a lot of opportunities whether it’s on land international or offshore international as those markets continue to grow over the next few years.

Saurabh Pant—BofA Securities, Research Division – VP

Okay. And Andy, can you clarify for that — for me, whether am I right in assuming that the international market is primarily an outright sale market versus the rental market?

William Andrew Hendricks—Patterson-UTI Energy, Inc.—President, CEO & Director

Yes. correct. So the U.S. market is a rental model. And so they rent the drill bits directly to the E& Ps, to the operators and then they do repair and refurbish in their facilities here. And then in the international markets, they’re just making straight sales. Although the facility will be able to do repairs if they’re needed to.

Saurabh Pant—BofA Securities, Research Division – VP

Okay. Perfect. And one quick one for Mike. Mike Holcomb. Mike, if you don’t mind, now that on the drilling side, you would control more of the bottom hole assembly and obviously, you’ve got the rigs, do you feel more comfortable saying that, look, I now control more of the bottom hole assembly, I know what I’m doing. Let me start pushing the performance model more based on that. How do you think about that aspect?

James Michael Holcomb—Patterson-UTI Energy, Inc. – COO

Well, I think that does — it is an interesting avenue for us to consider. I mean, obviously, the performance contracts create some value with participating in some today. It’s interesting when you look at the data that we have on the — in the rig business, really what’s going on with the software on the rig, the auto driller with our drillers being in the driller cabin what’s going on. When can you connect that data and link it with bit designs. This will be something new that Ulterra and other manufacturers have not had access to in the past. So I think there’s some opportunities for us to really assist Ulterra in their bid designs. Obviously, we think that will give them an advantage to continue pushing their technology. And I do think it will potentially opening different commercial models for the rig side to benefit from that one.

William Andrew Hendricks—Patterson-UTI Energy, Inc.—President, CEO & Director

I mentioned it earlier. I just can’t say enough of what the team at Ulterra has accomplished over all these years, both from technical success and market penetration success and we’re looking forward to seeing what we can do with the data analytics across all the data sets that we’ll have access to.

Operator

Your next question comes from the line of Scott Gruber from Citigroup.

Scott Andrew Gruber—Citigroup Inc., Research Division—Director, Head of Americas Energy Sector & Senior Analyst

Congrats on another deal here. So follow-up on the offshore exposure for Ulterra. Where does that sit today? And as you think about the growth opportunity ahead, is it mainly international onshore that we should be thinking about? Or is offshore going to be a material component to the growth over the next 3 to 5 years?

William Andrew Hendricks—Patterson-UTI Energy, Inc.—President, CEO & Director

I think when you think about the international markets, I think you’re going to see more rig growth and more drill bit use in the onshore, but the offshore is a market that they’ve just only started to touch say, over the last few years and have some success and show what they can do. And so I think that there’s still upside in the offshore, but you just market. When you think about the Middle East, I mean, think about it as a large carbonate structure, which is not too different from what we drill in the Permian and where they’ve had a lot of success. And so I think you’re going to see bit designs that were used in the Permian with slight modifications or engineering changes, find great success over in carbonates on the other side of the world.

Scott Andrew Gruber—Citigroup Inc., Research Division—Director, Head of Americas Energy Sector & Senior Analyst

Got it. And just thinking about the potential for you to leverage Ulterra’s position internationally to pull through other drilling and completion services, what’s going to be required to make that happen? I know you guys investigated a Middle East entry, I think you did a lot of homework there. So at this juncture, with a bit of an established footprint, what would be required to see that pull through?

William Andrew Hendricks—Patterson-UTI Energy, Inc.—President, CEO & Director

We take each business line on its own financials, and we’ve looked for years at various opportunities to enter the Middle East market, especially in the contract drilling business. I’ll let Mike explain more, but there’s just some differences in the rigs and how they’ve evolved in the U.S. versus what they run in the Middle East. And so having a direct entry with the size rig that we use here was — didn’t make the most sense for a long time, but there may be some opportunities in the future. But we take each business on its own financials. Mike, do you want to add anything?

James Michael Holcomb—Patterson-UTI Energy, Inc. – COO

I think the biggest challenge, and it always comes back to the financial opportunity. There’s a lot of capital required to go into those markets. We continue to look for opportunities. We will continue to do so. But at the end of the day, it comes back if we can make good returns for our shareholders, then we’ll be there.

Operator

And your next question comes from the line of Ben Briggs from StoneX Financial, Inc.

Ben Briggs

Congratulations to both teams on the pending transaction. Quick one here. I know it was — it’s kind of implied, but I wanted to get more of an explicit statement. Is the currently outstanding Ulterra term loan being repaid as a part of this transaction?

Unidentified Company Representative

Yes.

Ben Briggs

Okay. Great. I appreciate that. That was my primary question. And again, congratulations on the transaction.

Unidentified Company Representative

Sure. Thank you.

Operator

And your next question comes from the line of Waqar Syed from ATB Capital Markets.

Waqar Mustafa Syed—ATB Capital Markets Inc., Research Division—MD of North American Energy Services & Head of U.S. Institutional Equity Research

And it looks like you’ve been pretty busy last couple of weeks. My question relates around the CapEx number for Ulterra, $60 million to $80 million. Does that also include funding for the Saudi facilities or that would be on top of that? And if so, what would the magnitude be in building that facility through 2025?

C. Andrew Smith—Patterson-UTI Energy, Inc.—Executive VP & CFO

Yes, that’s included in that number. And — we know that facility. I think that facility is about $9 million.

William Andrew Hendricks—Patterson-UTI Energy, Inc.—President, CEO & Director

Yes. And it’s already in progress. And so — but it will be finished up here over the next year or so.

Waqar Mustafa Syed—ATB Capital Markets Inc., Research Division—MD of North American Energy Services & Head of U.S. Institutional Equity Research

Okay. And then, Andy, in the international markets, it’s a little bit of a different type of market. You said its sales. And then you’re certainly – also competing with some of the very large competitors that are very interested in those markets. What is the value proposition from Ulterra in the international markets that would you think make them successful?

William Andrew Hendricks—Patterson-UTI Energy, Inc.—President, CEO & Director

I think it’s going to be similar to the value proposition they offer in the U.S. They build a bespoke solution. They’re able to move quickly and respond in a fast way with both engineering and manufacturing to the customers’ needs. And I think we’ll see similar over there, and that’s why they’re already making inroads in these international markets.

James Michael Holcomb—Patterson-UTI Energy, Inc. – COO

Yes. I just want to clarify one thing, and I probably should have clarified earlier, but on their international market, it’s not all sales. There’s also — it’s probably about 50-50 between sales and rentals. So it’s really customer driven. So — not that it changes your question, but I just wanted to clarify that it’s international. It does have rental in the market as well.

Waqar Mustafa Syed—ATB Capital Markets Inc., Research Division—MD of North American Energy Services & Head of U.S. Institutional Equity Research

Sure. And then, Andy, just a final question. One of the issues with acquisitions — always executing. You do have 2 large size acquisitions that you go to all to absorb and some of these businesses you are — Patterson originally is a small player [absent] from those markets. So there’s a certain learning involved as well. How would the management practices change to make this seamless? And would there be some added costs in doing so?

William Andrew Hendricks—Patterson-UTI Energy, Inc.—President, CEO & Director

So to begin with, we look at the NexTier integration and the Ulterra integration differently. NexTier is going to be a large integration that – because these are 2 large businesses that are coming together. And so we’re going to take our time to work on that. And that will be one way of — it’s going to be a large integration process. But with Ulterra, Ulterra is a stand-alone business, and we look at it more as a tuck-in type integration where really nothing changes, especially for the Ulterra team. They’re just going to keep executing the way they have been, and we’re going to do our best to stay out of their way and then work with them on the technical solutions where we can because there — they’re already running a great business. They don’t need a lot of help from us, but there are some areas that we can help them, but it’s going to be a different kind of integration versus the next year integration.

Operator

(Operator Instructions) Your next question comes from the line of Sean Mitchell from Daniel Energy Partners.

Sean Mitchell

Congrats on the transaction here. Just maybe a follow-up on the international business. I think you mentioned some are rental, some are sales. What is Saudi in terms of — in that market? Is that a rental market? Or is it a sales market?

James Michael Holcomb—Patterson-UTI Energy, Inc. – COO

It’s a sales market.

Sean Mitchell

Okay. And then you also mentioned just margins, Andy Smith, you talked about 55% to 60% EBITDA type margins. How are the margins on the sales side internationally relative to this rental market? I’m assuming they’re lower, but...

C. Andrew Smith—Patterson-UTI Energy, Inc.—Executive VP & CFO

They’re pretty similar, to be honest. Those are more gross margin numbers that I’m quoting there at the EBITDA line, it’s about 50%.

William Andrew Hendricks—Patterson-UTI Energy, Inc.—President, CEO & Director

I’ll add one other thing. When we talk about EBITDA in the U.S., it’s — the U.S. market is going through a period of softness right now, mostly because of what’s happening in natural gas and we do expect that to improve going into next year. So we expect some growth from the business in the U.S. just from the improvement based on where we are in the forward strip on natural gas and what we see is potential for increased activity going into ‘24.

Operator

And there are no further questions at this time. Mr. Andy Hendricks. I will turn the call back over to you for some final closing remarks.

William Andrew Hendricks—Patterson-UTI Energy, Inc.—President, CEO & Director

Listen, I want to thank the teams on both sides. It’s been a lot of work with everything that we’ve been doing over the last few months, and I want to thank the team at Ulterra for everything they’ve done to create such a great business and we look forward to having them as part of the team at Patterson-UTI. Thanks a lot.

Operator

And this concludes today’s conference call. Thank you for your participation. You may now disconnect.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Patterson-UTI’s current beliefs, expectations or intentions regarding future events. Words such as “anticipate,” “believe,” “budgeted,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “potential,” “project,” “pursue,” “should,” “strategy,” “target,” or “will,” and similar expressions are intended to identify such forward-looking statements. The statements in this communication that are not historical statements, including statements regarding Patterson-UTI’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond Patterson-UTI’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. The statements include, without limitation, projections as to the anticipated benefits of the proposed Ulterra acquisition, the impact of the proposed transaction on Patterson-UTI’s future financial and operating results, synergies from the proposed transaction, projected EBITDA and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Patterson-UTI’s control. These factors and risks include, but are not limited to, adverse oil and natural gas industry conditions; global economic conditions, including inflationary pressures and risks of economic downturns or recessions in the United States and elsewhere; volatility in customer spending and in oil and natural gas prices that could adversely affect demand for Patterson-UTI’s services and their associated effect on rates; excess availability of land drilling rigs, pressure pumping and directional drilling equipment, including as a result of reactivation, improvement or construction; competition and demand for Patterson-UTI’s services; the impact of the ongoing conflict in Ukraine; strength and financial resources of competitors; utilization, margins and planned capital expenditures; liabilities from operational risks for which Patterson-UTI does not have and receive full indemnification or insurance; operating hazards attendant to the oil and natural gas business; failure by customers to pay or satisfy their contractual obligations (particularly with respect to fixed-term contracts); the ability to realize backlog; specialization of methods, equipment and services and new technologies, including the ability to develop and obtain satisfactory returns from new technology; the ability to retain management and field personnel; loss of key customers; shortages, delays in delivery, and interruptions in supply, of equipment and materials; cybersecurity events; synergies, costs and financial and operating impacts of acquisitions; difficulty in building and deploying new equipment; governmental regulation; climate legislation, regulation and other related risks; environmental, social and governance practices, including the perception thereof; environmental risks and ability to satisfy future environmental costs; technology-related disputes; legal proceedings and actions by governmental or other regulatory agencies; the ability to effectively identify and enter new markets; public health crises, pandemics and epidemics; weather; operating costs; expansion and development trends of the oil and natural gas industry; ability to obtain insurance coverage on commercially reasonable terms; financial flexibility; interest rate volatility; adverse credit and equity market conditions; availability of capital and the ability to repay indebtedness when due; our return of capital to stockholders; stock price volatility; and compliance with covenants under Patterson-UTI’s debt agreements; and other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Patterson-UTI’s and Ulterra’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction; the response of shareholders, business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction related issues. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in Patterson-UTI’s SEC lings, which are available through the SEC’s Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov, or Patterson-UTI’s website at http://www.patenergy.com. Patterson-UTI undertakes no obligation to publicly update or revise any forward-looking statement.

Important Information for Stockholders

In connection with the proposed merger of Patterson-UTI and NexTier, Patterson-UTI intends to le with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Patterson-UTI and NexTier that also constitutes a prospectus of Patterson-UTI. Each of Patterson-UTI and NexTier also plans to le other relevant documents with the SEC regarding the proposed merger. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Patterson-UTI and NexTier. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and shareholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Patterson-UTI and NexTier once such documents are led with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents led with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at http://www.patenergy.com or by contacting Patterson-UTI’s Investor Relations Department by phone at (281) 765-7170. Copies of the documents led with the SEC by NexTier will be available free of charge on NexTier’s website at https://nextierofs.com or by contacting NexTier’s Investor Relations Department by phone at (346) 242-0519.

Participants in the Solicitation

Patterson-UTI, NexTier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about the directors and executive officers of Patterson-UTI is set forth in its proxy statement for its 2023 annual meeting of shareholders, which was led with the SEC on April 11, 2023, and Patterson-UTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was led with the SEC on February 13, 2023. Information about the directors and executive officers of NexTier is set forth in its proxy statement for its 2023 annual meeting of shareholders, which was led with the SEC on April 28, 2023, and NexTier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was led with the SEC on February 16, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be led with the SEC regarding the proposed merger when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Patterson-UTI or NexTier using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.